

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Mr. Stephen B. Hughes
Chairman and Chief Executive Officer
Boulder Brands, Inc.
1600 Pearl Street, Suite 300
Boulder, Colorado 80302

> **Re: Boulder Brands, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33595**

Dear Mr. Hughes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief